9/13

AR 8/28/2002

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER

8-10948

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 27 2002 WASH. D.C. 154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02054035

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2001 (MM/DD/YY) **AND ENDING** JUNE 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GOWELL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 FEDERAL STREET
(No. and Street)

BOSTON (City) MA (state) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN GEORGE 617-423-1472
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name - if individual, state *last, first, middle name)*

90 CANAL STREET (Address) BOSTON (City) MA (state) 02114 Zip Code)

CHECK ONE:

- **[X] Certified Public Accountant**
- **[ ] Public Accountant**
- **[ ] Accountant not resident in United States or any of its possessions.**

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I DAVID GOWELL swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOWELL SECURITIES CORPORATION as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public MY COMMISSION EXPIRES
APRIL 2, 2004

This report** contains (check all applicable boxes):
[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOWELL SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEARS ENDED JUNE 30, 2002 AND 2001

GOWELL SECURITIES CORPORATION

Years Ended June 30, 2002 and 2001

Table of Contents

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
Gowell Securities Corporation
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Gowell Securities Corporation as of June 30, 2002 and 2001, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gowell Securities Corporation as of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
July 31, 2002

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

GOWELL SECURITIES CORPORATION
Statements of Financial Condition
June 30, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 537,733	$ 486,596
Cash segregated for the exclusive benefit of customers	6,000	6,000
Deposits with clearing organizations and others	300,040	200,040
Receivables:		
Brokers and clearing organizations	425,801	427,164
Interest receivable	-	498
Firm securities, at market value	19,354	77,430
Firm investments	3,300	3,300
Stock borrowed	22,500	-
Prepaid expenses	6,993	4,355
Exchange membership, at cost	94,500	10,500
Property and equipment, net	5,292	9,201
Deferred tax asset	1,137	1,137
Total assets	$ 1,422,650	$ 1,226,221
Liabilities and Shareholders' Equity		
Payables:		
Brokers and clearing organizations	$ 11,385	$ 10,881
Securities sold not yet purchased, at market value	3,438	1,581
Unsettled principal transactions	22,449	617
Accrued expenses	35,120	40,241
Accrued taxes	42,067	8,712
Total liabilities	114,459	62,032
Shareholders' equity:		
Common stock, $5 par value, 30,000 shares authorized, 21,010 shares issued and 19,340 outstanding	105,050	105,050
Additional paid-in capital	153,600	153,600
Retained earnings	1,070,596	926,594
Less: Treasury stock, 1,670 shares, at cost	(21,055)	(21,055)
Total shareholders' equity	1,308,191	1,164,189
Total liabilities and shareholders' equity	$ 1,422,650	$ 1,226,221

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Income
Years Ended June 30, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$ 2,693,340	$ 2,429,411
Interest income	9,296	29,379
Net dealer trading loss	(249,352)	(273,879)
Total revenues	2,453,284	2,184,911
Operating expenses:		
Employee compensation and benefits	1,455,028	1,321,491
Commissions and clearance	367,574	251,579
Other operating expenses	226,162	251,441
Occupancy	64,289	56,327
Communications	53,208	55,653
Legal and accounting	26,706	49,227
Promotional costs	15,753	10,932
Depreciation and amortization	5,257	9,412
Total operating expenses	2,213,977	2,006,062
Other income:		
BSE Lease Income	820	-
Gain on sale of BSE seat	2,000	-
Total other income	2,820	-
Net income before income taxes	242,127	178,849
Provision for income taxes	(98,125)	(64,989)
Net income	$ 144,002	$ 113,860

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Changes in Shareholders' Equity
For The Years Ended June 30, 2002 and 2001

	2002	2001
Balance, beginning of year	$ 1,164,189	$ 1,050,329
Net income	144,002	113,860
Balance, end of year	$ 1,308,191	$ 1,164,189

The accompanying notes are an integral part of these financial statements.

GOWELL SECURITIES CORPORATION
Statements of Cash Flows
For The Years Ended June 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 144,002	$ 113,860
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense	-	8,746
Unrealized gain (loss) on trading securities	21,758	(17,858)
Depreciation and amortization	5,257	9,412
Gain on sale of exchange seat	(2,000)	-
(Increase) decrease in assets:		
Receivables	1,861	(47,843)
Securities owned, at cost	36,318	38,232
Unsettled principal transactions	21,832	49,188
Prepaid expense	(2,638)	(1,853)
Deposits with clearing organizations and others	(100,000)	(7,350)
Stock borrowed	(22,500)	-
Increase (decrease) in liabilities:		
Broker and clearing organizations	504	9,611
Securities sold, at cost	1,857	(25,292)
Accrued expenses	(5,121)	(3,780)
Accrued payroll and related taxes	-	(35,707)
Accrued profit sharing plan	-	(50,000)
Accrued taxes	33,355	6,391
Net cash provided by operating activities	134,485	45,757
Cash flows from investing activities:		
Purchase of investments	(82,000)	-
Acquisition of property and equipment	(1,348)	(11,394)
Net cash used in investing activities	(83,348)	(11,394)
Net increase (decrease) in cash and cash equivalents	51,137	34,363
Cash and cash equivalents, beginning of year	492,596	458,233
Cash and cash equivalents, end of year	$ 543,733	$ 492,596

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
Gowell Securities Corporation (the Company), a Massachusetts corporation, engages in securities brokerage and principal trading activities on a self-clearing basis.

Approximately ninety percent of commission revenue is generated from the execution of trades for over twenty individual accounts through one institutional client.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all highly liquid debt instruments with a maturity of three months of less to be cash equivalents. As of June 30, 2002, balances of cash and cash equivalents which consisted of demand accounts exceeded the federally insured limit of $100,000 by $555,893. These balances fluctuate during the year and can exceed this $100,000 limit.

Revenues and Expenses
Security transactions are recorded on a settlement date basis. Revenues and related expenses for transactions executed, but unsettled, are accrued on a trade date basis.

Trading
Securities owned and securities sold, but not yet purchased, are valued at market and unrealized gains and losses are reflected in income. Realized gains and losses for transactions executed, but unsettled, are accrued on a trade date basis.

Property and Equipment
Property and Equipment is recorded at cost. Depreciation is recorded using the straight-line over the useful lives of the related assets, which are five years for computer equipment. Routine repairs and maintenance are expensed as incurred.

Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes*. Deferred income taxes are computed using the liability method under which deferred tax assets and liabilities are determined based upon the differences between the accounting methods used for financial reporting and those used for income tax reporting.

Exchange Memberships
Exchange memberships owned by the Company are stated at cost.

NOTE 2- RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving the trading of securities. They consist of fail to deliver and receive items representing the contract value of securities not delivered or received on settlement date.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS AND CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to brokers and clearing organiztions represent amounts due to or from brokers and clearing organiztions on unsettled transactions.

NOTE 4 - FIRM SECURITIES

The trading and specialist accounts are summarized below:

	Cost		Market	
June 30, 2002	Long	Short	Long	Short
Trading Account	$ 54,646	$ (3,440)	$ 13,397	$ (3,438)
Specialist Account	7,192	-	5,957	-
	$ 61,838	$ (3,440)	$ 19,354	$ (3,438)
June 30, 2001				
Trading Account	$ 56,509	$ -	$ 13,045	$ -
Specialist Account	46,047	(1,573)	64,385	(1,581)
	$ 102,556	$ (1,573)	$ 77,430	$ (1,581)

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment are summarized below:

	2002	2001
Furniture and fixtures	$ 49,102	$ 47,754
Accumulated depreciation	(43,810)	(38,553)
	$ 5,292	$ 9,201

Depreciation expense was $5,257 and $9,412 for the years ended June 30, 2002 and 2001, respectively.

NOTE 6 - NON-CONTRIBUTORY PROFIT-SHARING PLAN

The Company has a profit-sharing plan (the Plan) that covers all eligible Company employees. Contributions to the Plan are at the discretion of the Board of Directors. The Company contributed $100,000 to the Plan during each of the fiscal years ended June 30, 2002 and 2001.

NOTE 7 - FEDERAL AND STATE INCOME TAXES

The components of the provision for income taxes in the accompanying Statements of Income are as follows:

	2002	2001
State tax expense	$ (27,648)	$ (3,927)
Deferred state tax expense	-	(15,499)
Federal tax expense	(70,477)	(52,316)
Deferred federal tax benefit	-	6,753
	$ (98,125)	$ (64,989)

Deferred income taxes reflect the tax effect of temporary differences between the financial reporting basis of the Company's assets and liabilities, and resulting differences in timing of tax expenses and benefit for financial reporting as compared to tax reporting.

The temporary differences consist primarily of unrealized gains or losses on firm investment accounts, net operating loss carryovers and depreciation.

Components of the deferred tax asset are as follows:

	2002	2001
Deferred tax asset	$ 1,137	$ 1,137
Deferred tax liability	-	-
Net deferred tax asset	$ 1,137	$ 1,137

The Company has not provided for a valuation allowance because the deferred tax asset is expected to be realized through taxable income from future operations.

NOTE 8 – CONTINGENCIES

Operating Leases
The Company entered into a five year operating lease agreement, effective September 1, 2001 for its main office facility in Boston, Massachusetts that requires monthly rent payments of $3,822. The Company also entered into a yearly lease agreement, effective October 1, 2001, for a corporate apartment requiring monthly payments of $1,600.

The following is a schedule of future minimum rental payments, for the main office facility, for the next five years and in the aggregate required under the above operating leases as of June 30, 2002:

June 30	Amount
2003	50,670
2004	45,864
2005	45,864
2006	7,644
Total	$ 150,042

In February 2002, the Company entered into an agreement to lease one of their exchange memberships on a monthly basis.

NOTE 9 - NET CAPITAL REQUIREMENTS

Pursuant to the rules of the Securities and Exchange Commission, the Company was required to maintain a minimum net capital of $250,000 at June 30, 2002 and 2001 or 1/15th of aggregate indebtedness, whichever is greater. At June 30, 2002, net capital computed in accordance with the rules of the Exchange amounted to $1,186,053 and net capital in excess of the minimum was $936,053. At June 30, 2001, net capital computed in accordance with the rules of the Exchange was $1,116,669 and net capital in excess of the minimum was $866,669.

NOTE 10 - INTERNAL CONTROL

No material inadequacies in the Company's internal control were found to exist since the date of the previous audit.

NOTE 11 - FORM X-17A-5

Pursuant to SEC Rule 17A-5, a copy of the Company's most recent annual audit report (June 30, 2002) is available for examination at the principal office of the Company and at the regional office of the Securities and Exchange Commission.

BROWN & BROWN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS AND FINANCIAL ADVISORS

90 CANAL STREET • BOSTON, MA 02114 • (617) 227-4645 • FAX (617) 227-1256

To the Board of Directors
Gowell Securities Corporation
Boston, Massachusetts

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17A-5

In planning and performing our audit of the financial statements of Gowell Securities Corporation for the year ended June 30, 2002, we considered its internal control structure including control activities forsafegaurding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Gowell Securities Corporation that we consider relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15(c)(3)-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Email: brown@browncpas.com Boston • Worcester • Portland www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at June 30, 2002, and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended June 30, 2002.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Brown & Brown, LLP

Boston, Massachusetts
July 31, 2002

GOWELL SECURTIES CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
June 30, 2002

Total shareholders' equity	$ 1,308,191
Less: Non-allowable assets	119,235
Net capital before haircuts on securities	1,188,956
Less: Haircuts on securities	2,903
Net capital	1,186,053
Net capital requirement:	250,000
Excess net capital	936,053
Aggregate indebtedness	$ 111,021
Percentage of aggregate indebtedness to net capital	9.36%

GOWELL SECURITIES CORPORATION
Reconciliation for the Net Capital Computation in this Report
To that of the Corporation in its Most Recent Filing
June 30, 2002

The difference per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15c3-1 are reconciled as follows:

Calculation of change in Net Capital

Net capital per this report	$	1,186,053
Net capital per most recent quarterly filing		1,197,040
Increase in net capital	$	(10,987)

Composition of change in Net Capital

Audit adjustments		(5,695)
Net increase in non-allowable assets	$	(5,292)
Increase in Net Capital	$	(10,987)

GOWELL SECURITIES CORPORATION
Computation for Determination of Reserve Requirements for Broker-Dealers
Under Rule 15c3-3
June 30, 2002

Total Credits	$	0
Total 15(c)(3)-3 Debits	$	0
Net Amount in Reserve Bank	$	6,000

No material differences exist between the audited computation of the 15(c)(3)-3 reserve requirements and the corresponding unaudited computation provided by the Company.